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SEC FILE NUMBER
8-44380

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Great American Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6025 Metcalf Lane
(No. and Street)

Overland Park	Kansas	66202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Colburn, Jr.	913-384-1800	tcolburn@greatamericaninvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company, CPAs, CHTD
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Colburn, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Great American Investors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
SHELBY L RICHARDS
My Appt. Expires 5/24/26

Shelby L. Richards
Notary Public

Signature: Edward Colburn
Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Great American Investors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Great American Investors, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Great American Investors, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Great American Investors, Inc.'s management. Our responsibility is to express an opinion on Great American Investors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great American Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Great American Investors, Inc.'s auditor since 2018.

Olathe, Kansas
February 27, 2023

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	137,601
Commissions receivable		31,190
Other receivables - FINRA		600
Clearing deposits		10,151
Investments - Marketable Securities		1,096,236
Depreciable assets (net of accumulated depreciation of $25,190)		-
Prepaid expenses		-
TOTAL ASSETS	$	1,275,778

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other accrued expenses	$	11,697
Accrued payroll taxes and benefits		460
Margin account		86,245
Commissions payable		42,053
Total liabilities		140,455
STOCKHOLDERS' EQUITY		
Common stock - 5,000 shares @ $5.00 par value		25,000
Paid in capital		157,150
Retained earnings		953,173
Total stockholders' equity		1,135,323
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,275,778

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES		
Commissions		$ 233,469
Insurance		$ 166,396
Distribution Fees		377,475
Interest & dividends		24,386
Realized gains (losses) on investments		-
Unrealized gains (losses) on investments		(285,244)
Miscellaneous		26,134
Total revenues		542,616
DIRECT COSTS OF REVENUES		
Commissions	$ 599,481	
Clearing expenses	20,228	
Other charges	-	619,709
GROSS MARGIN		(77,093)
EXPENSES		
Salaries - Officer	32,850	
Salaries - Other	18,000	
Payroll taxes	4,029	
Contract Labor	16,881	
Compliance	8,674	
Depreciation	-	
Dues and subscriptions	183	
Licenses and fees	8,763	
Margin interest	5,731	
Insurance	1,182	
Office	2,769	
Postage	718	
Professional services	13,495	
Rent	23,900	
Telephone and utilities	9,354	
Advisory Fees	11,530	
Legal	4,675	
Miscellaneous	979	
Total expenses		163,713
INCOME BEFORE INCOME TAXES		(240,806)
PROVISION FOR INCOME TAXES		-
NET INCOME		$ (240,806)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 157,150.00	$ 1,228,979	$ 1,411,129
Additions	-	-	-	-
Distributions	-	-	(35,000)	(35,000)
COMPREHENSIVE INCOME				
Net income	-	-	(240,806)	(240,806)
BALANCE, END OF YEAR	$ 25,000	$ 157,150	$ 953,173	$ 1,135,323

The accompanying notes are integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(240,806)
Depreciation		-
(Gain) loss on sale of investments		-
Unrealized (gains) losses on investments		285,244
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		13,808
(Increase) decrease agent advances		-
(Increase) decrease clearing deposits		(238)
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		(436)
Increase (decrease) in pension contribution		-
Increase (decrease) in commissions payable		(13,744)
Increase (decrease) in margin account		17,262
Increase (decrease) in payroll liabilities		(3,208)
Net cash provided by operating activities		57,882
CASH PROVIDED (USED) BY INVESTING ACTIVITIES:		
Proceeds from sale of long term investments		-
Purchase of long term investments		-
Purchase of depreciable assets		-
Net cash provided (used) by investing activities		-
CASH PROVIDED (USED) IN FINANCING ACTIVITIES:		
Additional paid in capital		-
Shareholder distributions		(35,000)
Net cash provided (used) in financing activities		(35,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22,882
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		114,719
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	137,601

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Revenues from Contracts with Customers*

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2022 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 1 **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

C. ***Statement of Cash Flows***

Cas***h and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2022, the Company had no cash equivalents.

At December 31, 2022, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2022 are as follows:

Interest	$	5,731
Income taxes	$	--

D. ***Depreciable Assets***

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2022 was $0.

NOTE 2 **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2022, the Company had aggregate indebtedness of $54,210 and net capital of $856,915, which resulted in a ratio of .0633 to 1 and a ratio requirement of less than its minimum requirement of $5000. Therefore, at December 31, 2022, based on its minimum requirement, the Company had excess net capital of $851,915.

NOTE 3 INVESTMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

All of the Company's investments are Level 1 investments.

Investments at December 31, 2022 include marketable securities with a cost basis of $425,777 and a fair market value of $1,096,236, resulting in an unrealized gain of $670,459.

NOTE 4 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2019 – 2021 are still open, by statue, and subject to examination by the respective tax jurisdictions.

NOTE 5 LEASE COMMITMENT

The Company leased its office space for $2,600 per month with the lease escalating to $2,700 per month in August 2022, per the lease agreement. The lease is a five-year lease beginning in June 2020. Office sharing reimbursements of $7,800 were received during 2022. Net lease expense was $23,900.

NOTE 6 EMPLOYEE PENSION PLAN

The Company no longer has a SEP plan in place. The plan was dissolved after the passing of David K. Richards.

NOTE 7 RELATED PARTY

First American Financial Advisors, Inc. (FAFA) is a state registered investment advisor. Richards Family Wealth Trust is the sole owner of FAFA and Great American Investors, Inc. (GAI) During 2022, the related party transactions totaled approximately $11,530 in advisory fees.

NOTE 8 SUBSEQUENT EVENTS

David K. Richards passed away on Sunday, July 24, 2022. Upon Mr. Richards' passing, Edward Colburn, Jr. was named Chief Executive Officer of Great American Investors, Inc. Mr. Colburn is a registered principal and has been with the firm for the past 16 years. The Richards Family Wealth Trust (Martha M. Richards, Trustee) owns Great American Investors, Inc. Mrs. Richards has negotiated the sale of all the stock of Great American Investors, Inc. to Edward Colburn, Jr. The closing date of the sale shall be contingent on FINRA's approval of the Continuing Membership Application which is being undertaken at the present time. FINRA has been informed of the intended material change in ownership.

Management has evaluated subsequent events through February 27, 2023, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2022**
Great American Investors, Inc.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	1,135,323	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				1,135,323	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	1,135,323	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 600	3540			
	B. Secured demand note delinquency	-	3590			
	C. Commodity futures contracts and spot commodities -- proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		600	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	1,134,723	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	164,435	3734			
	D. Undue Concentration	113,373	3650			
	E. Other (List)					
		-	3736		(277,808)	3740
10.	Net Capital			$	856,915	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of December 31, 2022**
Great American Investors, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			3,614	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			5,000	3760
14.	Excess net capital (line 10 less 13)			851,915	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			850,915	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			54,210	3790
17.	Add:				
	A. Drafts for immediate credit	-	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
	C. Other unrecorded amounts (List)		3820	-	3830
19.	Total aggregate indebtedness			54,210	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	6.33%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23.	Net capital requirement (greater of line 21 or 22)		3760
24.	Excess capital (line 10 less 23)		3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

SUPPLEMENTAL INFORMATION

Schedule II

Great American Investors, Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c-3 and Footnote 74.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Great American Investors, Inc.

We have reviewed management's statements, included in the accompanying Rule15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Great American Investors, Inc. did not claim an exemption under paragraph (k) of 17C.F.R section 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities, put and call broker or dealer or option writer. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Great American Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas

February 27, 2023

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. § 240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15C3-3(k)(2)(ii) throughout the most recent reporting year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are solely limited to: *effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company.* During the reporting period, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3).

4. The Company met the identified exemption provisions in Footnote 74 of the SEC Release No 34-70073 throughout the most recent reporting year without exception.

Great American Investors, Inc.

I, Edward N. Colburn, Jr., swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Edward N Colburn

Title: Chief Executive Officer

February 27, 2023

Member
FINRA/SIPC